SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on September 19, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: September 29, 2006	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACTS:	Gary S. Maier/Crystal Warner
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS ACQUIRES GOLDEN BRIGHT PLASTIC
MANUFACTURING COMPANY LIMITED

-- Transaction Expands Plastic Components Manufacturing Capabilities and
Expands its OEM Customer Base --

HONG KONG —September 19, 2006 — Highway Holdings Limited (Nasdaq:HIHO) today announced it has completed the acquisition of Golden Bright Plastic Manufacturing Company Limited, headquartered in Kowloon, Hong Kong, with an initial cash payment of $514,000 and subsequent additional payments of up to $1.0 million, subject to certain performance measures, payable over a three-year period.

The transaction also includes the acquisition of assets and the business of a company related to Golden Bright. Golden Bright and this related business generated combined revenues of approximately $6.5 million for the year ended December 31, 2005, with net profit of approximately $278,000 and EBITDA of approximately $536,000. The net asset value of these two combined entities was approximately $615,000 at December 2005. The financial statements of Golden Bright and the acquired related business were not prepared in accordance with U.S. GAAP standards, and are unaudited. An independent due diligence review was conducted for the company by an independent international audit firm and by an independent law firm.

“This acquisition represents an important stage in Highway Holdings’ evolution and its new strategy to leverage the company’s current original equipment manufacturing capabilities by expanding and integrating related technologies and expertise through acquisitions and internal growth,” said Roland Kohl, chairman and chief executive officer of Highway Holdings.

He noted that Golden Bright has achieved an impressive growth rate in recent years, with a well-recognized customer base -- including U.S. and French companies. “We believe there are tremendous synergistic benefits to be realized for customers of both Highway Holdings and Golden Bright, and we look forward to the opportunities ahead,” Kohl added.

He indicated that Peter Wong, the general manager and founder of Golden Bright, will continue as a manager under a long-term contract, with a commitment to provide the necessary expertise and team to achieve solid growth performance. He reiterated that the ultimate purchase price is contingent upon the management team meeting certain performance measures.

Kohl emphasized that he anticipates Golden Bright’s current customer base will remain with the company, with potential opportunities to gain additional business by offering other OEM services. “In addition, Highway Holdings’ current OEM customers, particularly those requiring high-quality plastic components, will greatly benefit from our expanded capabilities and all-inclusive manufacturing expertise,” Kohl said.

Headquartered in Kowloon, Hong Kong, with operations located in Ping Hu, China, Golden Bright Plastic Manufacturing specializes in tool making, plastic injection molding, silk screen printing, spray painting and mechanic and electronic assembly. Golden Bright produces components, subassemblies and finished products for its OEM customers.

About Highway Holdings:

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as LED Lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates three manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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